Exhibit 99.1

SANDSTORM GOLD LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1 / 2018

For The Period Ended March 31, 2018

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (“Sandstorm”, “Sandstorm Gold” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three months ended March  31, 2018 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to preparation of interim financial statements including International Accounting Standard 34—Interim Financial Reporting ("IAS 34"). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2017 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to May 9, 2018 and all figures are stated in U.S. dollars unless otherwise noted.

COMPANY HIGHLIGHTS

Operating Results

•	Attributable Gold Equivalent ounces sold[1] (as defined hereinafter), for the three months ended March 31, 2018 were 14,685 ounces compared with 15,558 ounces for the comparable period in 2017.

•	Record revenue for the three months ended March 31, 2018 was $19.5 million compared with $18.8 million for the comparable period in 2017.

•

Cash flows from operating activities, excluding changes in non-cash working capital[1], for the three months ended March 31, 2018 were $13.4 million compared with $13.2 million for the comparable period in 2017.

•	Cost of sales, excluding depletion, for both the three months ended March 31, 2018 and 2017 were $4.0 million each.

•

Average cash costs[1] for the three months ended March 31, 2018 of $276 per Attributable Gold Equivalent ounce compared with $258 per Attributable Gold Equivalent ounce for the comparable period in 2017.

1.	Refer to section on non-IFRS and other measures of this MD&A.

Houndé Royalty

•

On January 17, 2018, the Company completed its previously announced transaction to acquire a 2% NSR on the producing Houndé gold mine in Burkina Faso which is owned and operated by Endeavour Mining Corporation.

Other Notable Events

•

In January 2018, the Company completed its previously announced arrangement to sell $18.3 million in debt and equity securities of Equinox Gold Corp. The monetization of a significant portion of Sandstorm’s debt and equity investments is a part of the Company’s strategy of selling non-core assets and using the capital raised to continue growing the stream and royalty portfolio.

•	During the three months ended March 31, 2018, the Company recognized a $4.5 million ($3.2 million, net of tax) non-cash impairment relating to the Gualcamayo royalty.

OVERVIEW

Sandstorm is a growth-focused company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity ("Gold Equivalent")1  production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 180 Streams and royalties, of which 20 of the underlying mines are producing.

1.	Refer to section on non-IFRS and other measures of this MD&A.

OUTLOOK

Based on the Company’s existing Gold Streams, Streams, and royalties, attributable Gold Equivalent production (individually and collectively referred to as “Attributable Gold Equivalent”) for 2018 is forecasted to be between 53,000 – 60,000 ounces. The Company is forecasting Attributable Gold Equivalent production of 125,000 ounces per annum by 2022.

KEY PRODUCING ASSETS

Yamana Silver Stream YAMANA GOLD INC.

The Company has a silver stream on Yamana Gold Inc.’s (“Yamana”) gold-silver Cerro Moro project, located in Santa Cruz, Argentina (the “Cerro Moro Project” or “Cerro Moro”) and an agreement to receive interim silver deliveries through 2018 from a number of Yamana’s currently operating mines.

Silver deliveries

Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase, beginning January 1, 2019, for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9% of the silver produced thereafter.

As part of the Yamana silver stream, through 2018, Sandstorm has also agreed to purchase, for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from:

i.	the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and

ii.	the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

Downside protection

If by January 1, 2019, the Cerro Moro processing facility has not averaged 80% of its daily nameplate production capacity over a 30-day period (the "Commencement of Production"), then Yamana´s producing El Peñon mine in Chile will provide a 24 month backstop until the Commencement of Production has begun. During the 24 month backstop, if applicable, Sandstorm will purchase, for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver equal to 16% of El Peñon´s silver production up to a maximum of 1.2 million ounces per annum.

About Cerro Moro

The Cerro Moro project is located approximately 70 kilometers southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. The medium-term target is production of 130,000 ounces of gold and 7.0 million ounces of silver per year.

Current activity

»

Yamana recently announced that open pit operations have commenced at Cerro Moro while development activities are underway at the high grade Escondida central pit.  Yamana expects to achieve commercial production by the second half of 2018.

Chapada Copper Stream YAMANA GOLD INC.

The Company has a copper stream on Yamana’s open pit gold-copper Chapada mine located 270 kilometers northwest of Brasília in Goiás State, Brazil (“Chapada” or the “Chapada Mine”). Under the terms of the Yamana copper stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

i.	4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm (the “First Chapada Delivery Threshold”); then

ii.	3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm (the “Second Chapada Delivery Threshold”); then

iii.	1.5% of the copper produced thereafter, for the life of the mine.

Downside protection

If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana silver stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada’s payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

About Chapada

Chapada has been in production since 2007 and is a relatively low-cost South American operation. The ore is treated through a flotation plant with capacity of 22 million tonnes per annum. Yamana continues to discover additional resources at Chapada and as a result has begun examining a potential plant expansion that would increase the processing rate up to 32 million tonnes per annum. Yamana recently filed an updated technical report which outlines a 29 year life of mine plan.  For more information, visit the Yamana website at www.yamana.com

Houndé Royalty ENDEAVOUR MINING CORP.

In January 2018, the Company acquired a 2% net smelter returns royalty (“NSR”) based on the production from the Houndé mine located in Burkina Faso, West Africa (“Houndé” or the “Houndé Mine”) which is owned and operated by Endeavour Mining Corporation (“Endeavour”).

The royalty, which was acquired from Acacia Mining PLC for $45 million in cash, covers the Kari North and Kari South tenements, representing approximately 500 square kilometers of the Houndé property package. Nearly the entire Houndé Mineral Reserve of 2.0 million ounces (30.2 million tonnes at 2.0 grams per tonne as of December 2017) is located on the Kari North and Kari South tenements, including the Vindaloo deposit and most of the Bouéré deposit.  The highlights of the acquisition include:

•

Immediate Cash Flow: Commercial production was announced on November 1, 2017 and the Houndé Mine is expected to produce 235,000 ounces of gold per year on average over the first four years of operations. The mine has an initial ten year mine life based on the current Mineral Reserves.

•

Strong Operator: Endeavour is a mid-tier gold producer with five operating mines in Africa. The construction of the Houndé Mine was completed ahead of schedule and below budget and represents Endeavour’s flagship gold mine.

•

Exploration Upside: Endeavour has set a discovery target at Houndé of 2.5 million to 3.5 million ounces of gold over the next four years with $40 million in budgeted expenditures expected to occur from 2018 to 2021. A number of the high-priority targets are on the Sandstorm royalty ground.

About Houndé

Houndé is an open-pit mine with a 3.0 million tonne per year gravity circuit and carbon-in-leach plant. The gravity concentrate is processed through an intensive cyanide leach reactor followed by electrowinning to recover the gold. The carbon-in-leach feed is thickened and fed into a standard carbon-in-leach circuit. Reserves referenced above include Proven and Probable Reserves contained in 30.2 million tonnes with an average grade of 2.0 grams per tonne using a cut-off grade of 0.5 grams per tonne Au. See www.endeavourmining.com for more information.

Diavik Diamond Royalty RIO TINTO PLC

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada (“Diavik” or the “Diavik Mine”) which is operated by Rio Tinto PLC (“Rio Tinto”).

The Diavik Mine is Canada’s largest diamond mine. The mine began producing diamonds in January 2003, and has since produced more than 100 million carats from three kimberlite pipes (A154 South, A154 North, and A418). Rio Tinto has approved the development of an open pit mine on a fourth pipe (A21) which is targeted for production by the end of 2018. Recent public announcements have indicated that the development of the A21 pipe continues to progress according to plan.

Santa Elena Gold Stream FIRST MAJESTIC SILVER CORP.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.’s (“First Majestic”) open-pit and underground Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $455 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014. First Majestic recently announced an updated reserve statement for the Santa Elena Mine which demonstrated a 38% increase in Mineral Reserves.  For more information refer to www.firstmajestic.com.

Black Fox Gold Stream MCEWEN MINING INC.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.’s (“McEwen”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from McEwen’s Black Fox Extension, which includes a portion of McEwen’s Pike River concessions, for a per ounce cash payment equal to the lesser of $540 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011. McEwen recently announced a new Mineral Resource estimate for the Black Fox Mine which resulted in a 40% increase in gold Resource in the Indicated category.  In addition, McEwen announced details on a $15 million exploration program at the Black Fox property. The program is expected to include approximately 100,000 metres of drilling to test for extensions of existing resources, to follow-up on significant drill results, and to investigate new exploration targets. For more information refer to www.mcewenmining.com.

Bachelor Lake Gold Stream & Royalty METANOR RESOURCES INC.

The Company has a Gold Stream to purchase 20% of the gold produced from Metanor Resources Inc.’s (“Metanor”) Bachelor Lake gold mine located in Quebec, Canada (the “Bachelor Lake Mine”), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Once a cumulative 12,000 ounces of gold have been purchased by the Company, during the period between October 1, 2017 and October 1, 2019 (the “Threshold”), the Gold Stream will convert into a 3.9% NSR.  When combined with Sandstorm’s existing royalties, the Company will then hold a total 4.9% NSR on the Bachelor Lake Mine and a 3.9%-4.9% NSR on Metanor’s Barry gold project.

Metanor has the option to reduce the respective NSRs on the Bachelor Lake Mine or the Barry gold project by making a $2.0 million payment to Sandstorm in each case (the “Purchase Option”). Upon exercising either of the Purchase Options, the respective NSR will decrease by 2.1%.

The Bachelor Lake Mine is an underground mining operation with an operating mill and surface infrastructure, which began production in early 2013. The Barry gold project is an advanced exploration-stage asset located in the emerging Urban-Barry camp. Metanor is currently conducting exploration drilling at the Barry gold project and has plans to complete an underground bulk sample by the end of 2018 as it continues the permitting process.

Karma Gold Stream ENDEAVOUR MINING CORP.

The Company has a Gold Stream which entitles it to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from Endeavour’s open-pit heap leach Karma gold mine located in Burkina Faso, West Africa (“Karma” or the “Karma Mine”) for ongoing per ounce cash payment equal to 20% of the spot price of the gold.

The Gold Stream, which on a gross basis requires Endeavour to deliver 100,000 ounces of gold over a five year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Mine, is syndicated 75% and 25% between Franco-Nevada Corp. and Sandstorm, respectively.

The Karma Mine has five defined mineral deposits that make up the Karma project. Based on recent drilling, Endeavour has extended the mine life beyond 10 years.

Current activity

»

Endeavour recently announced a 32,000 metre exploration program for 2018 with the aim of delineating Indicated Resources at both North Kao and Yabonsgo, in addition to near-mill targets such as Rounga and on the recently acquired Zanna exploration license.

Bracemac-McLeod Royalty GLENCORE PLC

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod property located in Matagami, Quebec, Canada (“Bracemac-McLeod” or the “Bracemac-McLeod Mine”) which is owned and operated by a subsidiary of Glencore plc (“Glencore”).

The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historic and prolific Matagami mining district of Quebec. Continuous mining and milling operations have been active in the Matagami district for over fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

Ming Gold Stream

RAMBLER METALS & MINING PLC

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC’s (“Rambler”) Ming Copper-Gold mine, located in Newfoundland, Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2017 metallurgical recoveries, Sandstorm’s 2018 gold purchase entitlement was adjusted to 35%.

Rambler recently announced a new Mineral Resource and Reserve estimate for the Ming Mine which results in a life of mine plan of more than 20 years. Production is expected from both the high-grade Massive Sulphide Zone and the Lower Footwall Zone at an average throughput of 1,250 tonnes of ore per day.  For more information refer to www.ramblermines.com.

OTHER PRODUCING ASSETS

Gualcamayo Royalty YAMANA GOLD INC.

The Company has a 1% NSR on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and owned and operated by Yamana. The Gualcamayo Mine is an open pit, heap leach operation encompassing three substantial zones of gold mineralization.

Thunder Creek Royalty TAHOE RESOURCES INC.

The Company has a 1% NSR on the gold produced from the Thunder Creek and 144 properties (“Thunder Creek” or the “Thunder Creek Mine”) which are part of the Timmins West mine complex in Ontario, Canada which is owned and operated by Tahoe Resources Inc. (“Tahoe”).  Thunder Creek is an underground mine that has been in production since 2010 and has produced more than 500,000 ounces of gold.

Mine Waste Solutions Royalty ANGLOGOLD ASHANTI LTD.

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation (“MWS”) which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd. (“AngloGold”). MWS is a gold and uranium tailings recovery operation. The operation re-processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

San Andres Royalty AURA MINERALS INC.

The Company has a 1.5% NSR on the San Andres mine (the “San Andres Mine”) which is located in La Únion, Honduras and is owned and operated by Aura Minerals Inc. (“Aura Minerals”). The San Andres Mine is an open pit, heap leach operation. The mine has been in production since 1983 and has well-developed infrastructure, which includes power and water supply, warehouses, maintenance facilities, assay laboratory and on-site camp facilities.

Emigrant Springs Royalty NEWMONT MINING CORP

The Company has a 1.5% NSR on the Emigrant Springs mine (the “Emigrant Springs Mine”) which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. (“Newmont”). The Emigrant Springs Mine is an open pit, heap leach operation that has been in production since the third quarter of 2012.

DEVELOPMENT ASSETS

Hod Maden LIDYA MADENCILIK A.S.

The Company has a 30% net profits interest and a 2% NSR on the Hod Maden (formerly known as Hot Maden) gold-copper project which is located in the Artvin Province, northeastern Turkey (the “Hod Maden Project” or “Hod Maden”). The project is operated and co-owned by a Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”), which owns the remaining interest in the project. Lidya is an experienced Turkish company who is also a joint-venture partner with Alacer Gold Corp. on the producing Çöpler mine in Turkey. The Hod Maden Project is envisaged as a conventional underground mine and processing facility producing concentrates. The results of a Pre-Feasibility Study are expected to be released by the second half of 2018.

The 30% Hod Maden net profits interest is a key component of the Company’s portfolio, with some of the highlights including:

•	100% increase in expected future production;

o	Hod Maden is an anchor asset that is expected to increase the Company’s attributable gold equivalent ounces to approximately 125,000 in 2022.

•	Hod Maden has significant exploration upside;

o

Total land package is 74 square kilometers in size with the current focus being a 7.0 kilometer long north-south alteration zone. The majority of the exploration drilling has been within a 1.0 kilometer strike length of this alteration zone with several exploration targets identified along strike and parallel to the identified orebody.

•	Majority operator Lidya is a strong local partner with experience exploring, developing, permitting and operating projects in Turkey;

o

Lidya is part of a large Turkish conglomerate called Çalik Holding and is currently partnered with Alacer Gold Corp. on several projects in Turkey including the producing Çöpler mine and the development-stage Gediktepe and Kartaltepe projects.

Aurizona Gold Royalty EQUINOX GOLD CORP.

The Company has a 3% – 5% sliding scale NSR on the production from Equinox Gold Corp.’s (“Equinox”) open-pit Aurizona mine, located in Brazil (“Aurizona” or the “Aurizona Mine”). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR on Equinox’s 190,073 hectares of greenfields exploration ground. At any time prior to the commencement of commercial production, Equinox has the ability to purchase one-half of the greenfields NSR for a cash payment of $10 million.

Equinox, the successor to Luna Gold Inc. and Trek Mining Inc. (“Trek”), recently announced that mining activities were underway in the Piaba deposit at the Aurizona Mine, with construction remaining on track to pour gold by the end of 2018.

A feasibility study on the Aurizona project, which was released on July 31, 2017, included Proven and Probable Mineral Reserves of 971,000 ounces of gold (contained in 19.8 million tonnes at 1.5 grams per tonne gold with a cut-off grade of 0.4 grams per tonne from Boa Esperanza and 0.6 grams per tonne from Piaba) with expected annual production of 136,000 ounces. Equinox recently announced positive drill results including near-mine exploration activities aimed at resource growth, target development and discovery. For more information refer to www.equinoxgold.com . Equinox also has an exploration agreement with AngloGold covering the greenfields exploration property. Sandstorm holds a right of first refusal on any future streams or royalties on the Aurizona project and greenfields property.

In connection with a series of business combinations resulting in Equinox Gold Corp., Sandstorm was able to monetize a number of its historical debt and equity investments held in Equinox’s predecessor companies.  The most recent component of this monetization process included the January 2018 closing of an agreement to sell $18.3 million in debt and equity securities of Equinox to Mr. Ross Beaty, the new chairman of Equinox.

Hugo North Extension & Heruga Gold Stream ENTRÉE RESOURCES LTD.

The Company has a Gold Stream with Entrée Resources Ltd. (“Entrée”) to purchase an amount equal to 5.62% and 4.26% of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. (“Turquoise Hill”) and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the Hugo North Extension and Heruga.

Entrée recently released a National Instrument 43-101 Technical Report relating to its interests in the Hugo North Extension and Heruga.  The report allows Entrée to discuss preliminary economics for the potential future phases of the Oyu Tolgoi mine, beyond Lift 1, including Lift 2 and Heruga.

Hackett River Royalty GLENCORE PLC

The Company has a 2% NSR on the Hackett River property located in Nunavut, Canada (the “Hackett River Project” or “Hackett River”) which is owned by a subsidiary of Glencore.

Hackett River is a silver-rich volcanogenic massive sulphide deposit and is one of the largest undeveloped projects of its kind. The property contains four massive sulphide bodies that occur over a 6.6 kilometer strike length. A preliminary economic assessment updated in 2010 evaluated a possible large-scale open pit and underground operation, processing up to 17,000 tonnes per day. The most recent Technical Report, completed in 2013, reported 25.0 million tonnes of Indicated Resources containing 4.2% zinc and 130.0 grams per tonne silver plus 57.0 million tonnes of Inferred Resources with 3.0% zinc and 100.0 grams per tonne silver. For more information refer to the technical reports dated July 26, 2010 and July 31, 2013 under Sabina Gold & Silver Corp.’s profile on www.sedar.com.

Lobo-Marte Royalty KINROSS GOLD CORP.

The Company has a 1.05% NSR on production from the Lobo-Marte project located in the Maricunga gold district of Chile (the “Lobo-Marte Project” or “Lobo-Marte”) which is owned by Kinross Gold Corp. (“Kinross”).

In 2009, Kinross completed a pre-feasibility study at Lobo-Marte that contemplated an open-pit/ heap-leach operation. As a result of changes in the plan of operations and other factors, in 2014, Kinross withdrew its previously submitted permit application. As a result of the permit withdrawal, approximately 5.5 million estimated gold ounces (141.1 million tonnes at 1.2 grams per tonne)  were reclassified from Mineral Reserves to Measured and Indicated Resources.  Future development and operations at Lobo-Marte will require the re-initiation of the permitting process. For more information refer to www.kinross.com.

Agi Dagi & Kirazli Royalty ALAMOS GOLD INC.

The Company has a $10 per ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey (“Agi Dagi” and “Kirazli”, respectively) which are both owned by Alamos Gold Inc. (“Alamos Gold”). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2017 feasibility study on Agi Dagi and a 2017 feasibility study on Kirazli contemplated both projects as stand-alone open-pit, heap-leach operations. Under the respective studies, Agi Dagi is expected to produce an average of 177,600 ounces of gold per year over a 6 year mine life while Kirazli is expected to produce an average of 104,000 ounces of gold per year over a 5 year mine life. For more information refer to www.alamosgold.com.

Prairie Creek Royalty CANADIAN ZINC CORPORATION

The Company has a 1.2% NSR on the Prairie Creek project (the “Prairie Creek Project”) located in the Northwest Territories, Canada and owned by Canadian Zinc Corporation (“Canadian Zinc”). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by Canadian Zinc and based on a recently announced feasibility study has a Proven and Probable Mineral Reserve of 8.1 million tonnes containing 8.6% zinc, 124.2 grams per tonne silver and 8.1% lead.  Canadian Zinc recently announced that the Mackenzie Valley Environmental Impact Review Board had recommended approval for the proposed all season road at the Prairie Creek Project.  Development of the all season road will enable the transportation of concentrates and supplies throughout the year.  For more information, refer to www.canadianzinc.com.

Mt. Hamilton Royalty WATERTON PRECIOUS METALS FUND II CAYMAN, LP

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP (“Waterton”).

Sandstorm holds a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project.

OTHER

While assessing whether any indications of impairment exist for mineral interests and royalties, consideration is given to both external and internal sources of information. As a result of an update to the production profile of the Gualcamayo Mine and the ounces expected under the royalty, the company re-evaluated the carrying value of its royalty investment. As a result of this review, the Company recorded an impairment charge of $4.5 million ($3.2 million, net of tax).

Under the Company’s normal course issuer bid (“NCIB”), the Company is able until April 4, 2019, to purchase up to 9.2 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

SUMMARY OF QUARTERLY RESULTS

Quarters Ended

In $000s	Mar. 31, 2018	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017
Total revenue	$19,470	$15,446	$17,939	$16,066
Attributable Gold Equivalent ounces sold [1]	14,685	12,032	14,293	12,750
Sales	$13,572	$12,978	$11,534	$11,835
Royalty revenue	5,898	2,468	6,405	4,231
Average realized gold price per attributable ounce [1]	1,326	1,284	1,255	1,260
Average cash cost per attributable ounce [1]	276	340	246	290
Cash flows from operating activities	11,219	9,859	11,864	11,112
Net income (loss)	372	709	4,773	(1,909)
Basic income (loss) per share	0.00	0.00	0.03	(0.01)
Diluted income (loss) per share	0.00	0.00	0.02	(0.01)
Total assets	647,321	660,915	667,185	545,557
Total long-term liabilities	2,749	2,807	2,915	2,969

In $000s	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016
Total revenue	$18,824	$16,463	$16,815	$15,709
Attributable Gold Equivalent ounces sold [1]	15,558	13,245	12,588	12,517
Sales	$12,861	$10,970	$11,302	$10,858
Royalty revenue	5,963	5,493	5,513	4,851
Average realized gold price per attributable ounce [1]	1,210	1,243	1,336	1,255
Average cash cost per attributable ounce [1]	258	250	255	261
Cash flows from operating activities	11,938	10,058	10,313	8,935
Net income (loss)	6,964	(19)	6,915	5,199
Basic income (loss) per share	0.05	(0.00)	0.05	0.04
Diluted income (loss) per share	0.04	(0.00)	0.04	0.04
Total assets	550,342	534,882	540,419	525,353
Total long-term liabilities	3,197	3,288	3,320	62,854

1.	Refer to section on non-IFRS and other measures of this MD&A.

Summary of Quarterly Results QUARTERS ENDED Attributable Gold Equivalent Ounces Sold1 Sales & Royalty Revenue in $000s

Average Realized Gold Price1 12,750oz $16,066 $1,260 Q2 $17,939 14,293oz $1,255 Q3 $15,446 12,032oz $1,284 Q4 $19,470 14,685oz

$1,326 Q1 2017 2018 1 Refer to section on non-IFRS and other measures of this MD&A.

## Summary of Quarterly Results

QUARTERS ENDED

Attributable Gold Equivalent Ounces Sold[1]
Sales & Royalty Revenue in $000s
Average Realized Gold Price[1]
$16,066
12,750oz
$1,260
$17,939
14,293oz
$1,255
$15,446
12,032oz
$1,284
$19,470
14,685oz
$1,326
Q2
Q3
Q4
Q1
2017
2018

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company’s operating segments for the three months ended
March  31, 2018 are summarized in the table below:

In $000s	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	Impairment of mineral, royalty and other interests	Loss (gain) on mineral interest disposal and other	(Loss) income before taxes	Cash flow from operating activities
Bachelor Lake	Gold	1,531	$2,038	$737	$122	$-	$-	$1,179	$1,085
Black Fox	Gold	1,149	1,525	612	432	-	-	481	923
Bracemac-McLeod [1]	Various	915	1,214	-	395	-	-	819	1,140
Chapada	Copper	2,266	3,005	901	986	-	-	1,118	2,104
Diavik	Diamonds	1,301	1,725	-	1,288	-	-	437	1,725
Houndé	Gold	1,304	1,729	-	1,216	-		513	583
Karma	Gold	1,484	1,961	388	932	-	-	641	1,570
Ming	Gold	524	694	-	276	-	-	418	694
Santa Elena	Gold	2,137	2,828	962	211	-	-	1,655	1,417
Yamana silver stream	Silver	1,103	1,463	439	865	-	-	159	1,024
Other Royalties [2]	Various	871	1,154	-	1,481	4,475	-	(4,802)	1,243
Other	Gold	100	134	9	39	-	-	86	115
Corporate		-	-	-	-	-	37	(3,603)	(2,404)
Consolidated		14,685	$19,470	$4,048	$8,243	$4,475	$37	$(899)	$11,219

1)	Royalty revenue from Bracemac-McLeod consists of $0.3 million from Copper and $0.9 million from Zinc.
2)	Includes royalty revenue from Gold of $1.0 million and Other Base Metals of $0.2 million.

Q1 2018 Attributable Gold Equivalent Ounces Sold  Chapada 2,266oz Santa Elena 2,137oz Bachelor Lake 1,531oz Karma 1,484oz

Houndé 1,304oz Diavik 1,301oz Black Fox 1,149oz Yamana Silver Stream 1,103oz Bracemac-McLeod 915oz Ming 524oz Other Royalties

871oz Other 100oz

Q1 2018 Sales & Royalty Revenues by Region North America 54% Canada 38% South America 26% Other 20%

The Company’s operating segments for the three months ended

March  31, 2017 are summarized in the table below:

In $000s	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	Impairment of mineral, royalty and other interests	Loss (gain) on mineral interest disposal and other	(Loss) income before taxes	Cash flow from operating activities
Bachelor Lake	Gold	1,850	$2,236	$880	$1,379	$-	$-	$(23)	$1,202
Black Fox	Gold	1,552	1,883	818	717	-	-	348	1,247
Bracemac-McLeod [1]	Various	874	1,058	-	396	-	-	662	958
Chapada	Copper	2,249	2,721	807	978	-	-	936	1,914
Diavik	Diamonds	1,790	2,166	-	1,390	-	-	776	1,697
Karma	Gold	1,667	2,011	400	1,047	-	-	564	1,709
Ming	Gold	306	361	-	171	-	-	190	361
Santa Elena	Gold	2,429	2,950	876	318	-	-	1,756	1,799
Yamana silver stream	Silver	668	808	239	433	-	-	136	569
Other Royalties [2]	Various	2,173	2,630	-	1,437	-	(459)	1,652	2,386
Other	Gold	-	-	-	-	-	-	-	-
Corporate		-	-	-	-	-	(1,751)	1,982	(1,904)
Consolidated		15,558	$18,824	$4,020	$8,266	$-	$(2,210)	$8,979	$11,938

1)	Royalty revenue from Bracemac-McLeod consists of $0.5 million from Copper and $0.6 million from Zinc.
2)	Includes royalty revenue from Gold of $2.3 million and Other Base Metals of $0.3 million.

THREE MONTHS ENDED MARCH  31, 2018
COMPARED TO THE THREE MONTHS ENDED MARCH  31, 2017

For the three months ended March  31, 2018, net income and cash flow from operating activities were $0.4 million and $11.2 million, respectively, compared with net income and cash flow from operating activities of $7.0 million and $11.9 million for the comparable period in 2017. The change is attributable to a combination of factors including:

NSR
•	The recognition of a $4.5 million non-cash impairment charge relating to the Company’s Gualcamayo royalty;

•

A decrease in the gains recognized on the revaluation of the Company’s investments; whereby, a loss of $0.6 million was recognized during the three months ended March 31, 2018, while during the three months ended March 31, 2017, the Company recognized a gain of $2.7 million; and

•

Certain items recognized during the three months ended March  31, 2017 did not occur during the three months ended March 31, 2018 including a  $2.2 million gain primarily resulting from (i) the settlement of the Equinox (previously Trek) debt and (ii) the 20% premium associated with Orezone Gold Corp. (“Orezone”) exercising its option to repurchase the royalty on the Bomboré gold project;

Partially offset by:

•

A decrease in the deferred income tax expense recognized by the Company whereby a recovery of $1.4 million was recognized in the three months ended March 31, 2018 largely related to the impairment recognized on the Gualcamayo royalty, while during the three months ended March 31, 2017 the Company recognized deferred income tax expense of $1.8 million related to the revaluation gains on its long term investments.

For the three months ended March  31, 2018, revenue was $19.5 million compared with $18.8 million for the comparable period in 2017. The increase is largely attributable to a 10% increase in the average realized selling price of gold; partially offset by a 6% decrease in the number of Attributable Gold Equivalent ounces sold.  In particular, the fluctuations in revenue were impacted by:

•	$1.7 million in additional revenue was recognized during the three months ended March 31, 2018 as the Company acquired the Houndé royalty in January 2018; and
-

•	A $0.7 million increase in sales revenue from the Yamana silver stream largely due to an 82% increase in the number of silver ounces sold;

Partially offset by:

•	A $1.5 million decrease in Other Royalty revenue due to a reduction in royalties received from the Emigrant Springs Mine and the San Andres Mine;

•

A $0.2 million decrease in revenue attributable to the Bachelor Lake Mine largely driven by a 17% decrease in the number of gold ounces sold.  The decrease was largely related to the timing of sales whereby 860 ounces were in inventory at March 31, 2018 and were sold subsequent to quarter end; and

•

A $0.1 million decrease in revenue attributable to the Santa Elena Mine largely driven by a 12% decrease in the number of gold ounces sold.  The decrease was largely related to the timing of sales whereby 2,029 ounces were in inventory at March 31, 2018 and were sold subsequent to quarter end.

THREE MONTHS ENDED MARCH  31, 2018
COMPARED TO THE OTHER QUARTERS PRESENTED

When comparing net income of $0.4 million and cash flow from operating activities of $11.2 million for the three months ended March  31, 2018 with net income/loss and operating cash flow for the other quarters presented, the following items impact comparability of analysis:

•

A  $4.5 million non-cash impairment charge relating to the Company’s Gualcamayo royalty was recognized during the three months ended March 31, 2018. During the three months ended December 31, 2017, a $4.6 million non-cash impairment charge relating to the Company’s Emigrant Springs royalty was recognized and a $4.5 million non-cash impairment charge relating to the Company’s royalty on the Coringa gold project was recognized during the three months ended June 30, 2017;

•

A $3.0 million gain resulting from the Bachelor Lake Gold Stream amendment for which Sandstorm received consideration consisting of $2.0 million in the common shares of Metanor and a 3.9% NSR on Metanor’s Barry project was recognized during the three months ended September 30, 2017;

•

The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Equinox (previously Trek) convertible debenture. For the three months ended March 31, 2018, the three months ended September 30, 2017 and the three months ended June 30, 2017, these losses amounted to $0.6 million, $0.5 million and $0.9 million, respectively, while for the three months ended December 31, 2017 and the three months ended March 31, 2017, these gains amounted to $4.4 million and $2.7 million respectively. For the three months ended June 30, 2016 and the three months ended September 30, 2016 these gains amounted to $6.0 million and $5.8 million, respectively and in the fourth quarter of 2016, the Company recognized a loss of $3.1 million on revaluation;

•

During the three months ended March 31, 2017, the Company recognized a $2.2 million gain primarily resulting from (i) the settlement of the Equinox (previously Trek) debt and (ii) the 20% premium associated with Orezone exercising its option to repurchase the royalty on the Bomboré gold project;

•	Non-cash impairment charges of $1.1 million were recorded during the three months ended September 30, 2016;

•	A general decrease in finance expenses when compared to previous quarters primarily driven by the repayment of the revolving credit facility; and

•

Overall, Attributable Gold Equivalent ounces sold have increased over the course of the last three years as a result of the acquisition of various assets including the Houndé royalty acquisition in January 2018, the Teck Resources Limited royalty package which consists of 52 royalties and was purchased during the three months ended March 31, 2016 and the Yamana silver stream and copper stream which were acquired in the three months ended December 31, 2015.

CHANGE IN TOTAL ASSETS

Total assets decreased by $13.6 million from December 31, 2017 to March 31, 2018 primarily resulting from (i) depletion expense; (ii) non-cash impairment charges; and (iii) a reduction in the Hod Maden interest due to a devaluation of the Turkish Lira relative to the US dollar. Total assets decreased by $6.3 million from September 30, 2017 to December 31, 2017 primarily resulting from (i) non-cash impairment charges; (ii) depletion expense; and (iii) a reduction in the Hod Maden interest due to a devaluation of the Turkish Lira relative to the US dollar; partially offset by increases in the value of the Company’s investments and increases in the Company’s cash balance due to positive operating cash flow. Total assets increased by $121.6 million from June 30, 2017 to September 30, 2017 primarily resulting from the acquisition of Mariana Resources Ltd. and operating cash flow; partially offset by depletion expense.  Total assets decreased by $4.8 million from March 31, 2017 to June 30, 2017 primarily resulting from a decrease in the value of the Company’s investments and a non-cash impairment charge relating to the Company’s royalty on the Coringa gold project; partially offset by operating cash flow. Total assets increased by $15.5 million from December 31, 2016 to March 31, 2017 primarily resulting from an increase in the value of the Company’s investments and operating cash flow; partially offset by depletion expense. Total assets decreased by $5.5 million from September 30, 2016 to December 31, 2016 primarily resulting from depletion expense and a decrease in the value of the Company’s investments; partially offset by operating cash flow. Total assets increased by $15.1 million from June 30, 2016 to September 30, 2016 primarily resulting from operating cash flow and an increase in the value of the Company’s investments; partially offset by depletion expense.

NON-IFRS AND OTHER MEASURES

The Company has included, throughout this document, certain performance measures, including (i) average cash cost per attributable ounce, (ii) average realized gold price per attributable ounce and (iii) cash flows from operating activities excluding changes in non-cash working capital. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.

Average cash cost per attributable ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. Figure 1.1 provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.1

	Three Months Ended	Three Months Ended
	March 31, 2018	March 31, 2017
Cost of Sales, excluding depletion[1]	$4,048	$4,020

Cash cost of sales is comprised of:
Total cash cost of gold sold	$4,048	$4,020
Divided by:
Total Attributable Gold Equivalent ounces sold [2]	14,685	15,558
Equals:
Average cash cost of gold (per attributable ounce)	$276	$258

1.	Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.
2.

The Company’s royalty and other commodity stream income is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty and other commodity income for that period by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company’s Gold Streams equal total Attributable Gold Equivalent ounces sold.

ii.

Average realized gold price per attributable ounce is calculated by dividing the Company’s sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. Figure 1.2 provides a reconciliation of average realized gold price per ounce.

Figure 1.2

	Three Months Ended	Three Months Ended
	March 31, 2018	March 31, 2017
Total Revenue	$19,470	$18,824

Divided by:
Total Attributable Gold Equivalent ounces sold	14,685	15,558
Equals:
Average realized gold price (per attributable ounce)	$1,326	$1,210

i

iii.

The Company has also used the non-IFRS measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. Figure 1.3 provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

Figure 1.3

	Three Months Ended	Three Months Ended
	March 31, 2018	March 31, 2017
Cash flows from operating activities	$11,219	$11,938

Add:
Changes in non-cash working capital	2,227	1,220
Equals:
Cash flows from operating activities excluding changes in non-cash working capital	$13,446	$13,158

LIQUIDITY AND CAPITAL RESOURCES

As of March  31, 2018, the Company had cash and cash equivalents of $3.8 million (December 31, 2017 – $12.5 million) and working capital of $6.8 million (December 31, 2017 – $31.9 million). In addition, as of the date of the MD&A, the Company has an undrawn $150.0 million revolving credit facility available for future acquisitions and general corporate purposes.

During the three months ended March 31, 2018, the Company generated cash flows from operating activities of $11.2 million compared with $11.9 million during the comparable period in 2017, with the decrease being primarily attributable to changes in non-cash working capital; partially offset by an increase in the average realized selling price of gold.

During the three months ended March 31, 2018, the Company had net cash outflows from investing activities of $23.8 million which were primarily the result of the $45 million payment in connection with the Houndé royalty acquisition; partially offset by $23.3 million in cash receipts largely driven from the sale of Equinox debt and equity investments as the Company continues to monetize its non-core investments. During the three months ended March 31, 2017, the Company had net cash outflows from investing activities of $1.5 million which were primarily the result of: (i) $3.6 million cash inflow relating to Orezone exercising its option to repurchase its royalty on the Bomboré gold project; which was offset by (i) the acquisition of investments and other assets; and (ii) a $2.0 million payment related to the acquisition of royalty interests.

During the three months ended March 31, 2018, the Company had net cash inflows from financing of $3.9 million largely related to: (i) a $16 million draw down on its revolving credit facility to help fund the acquisition of the Houndé royalty; (ii) the subsequent repayment of $14 million under the same revolving credit facility utilizing cash flow from operating activities and the proceeds from the sale of non-core investments; and (iii) $1.9 million related to proceeds received from exercises of the Company’s stock options and warrants. During the three months ended March 31, 2017, the Company’s cash flows from financing activities were insignificant.

CONTRACTUAL OBLIGATIONS

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [4,5,6,7,8,9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1,2,3]
Bachelor Lake	20%	$500
Black Fox	8%	$540
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$455
Yamana silver stream	Varies	30% of silver spot price

1)	Subject to an annual inflationary adjustment except for Ming.
2)	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.
3)

For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4)	For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.
5)	For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
6)

For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

7)

For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine. If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana silver stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada’s payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

8)

Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana silver stream, through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

9)	For the Bachelor Lake Gold Stream, the Company has committed to purchase 20% of gold produced until 9,000 ounces have been purchased.

SHARE CAPITAL

As of May 9, 2018, the Company had 184,783,112 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail), with the net proceeds of the 2016 equity financing used to reduce the balance of the Company’s revolving credit facility.

A summary of the Company’s share purchase options
as of May 9, 2018 are as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD$)	Weighted average exercise price per share (CAD$)
2018	12,375	12,375	8.89	8.89
2019	2,921,033	2,921,033	1.55 - 6.03	2.80
2020	1,284,000	856,005	3.60 - 3.64	3.61
2021	1,390,407	515,079	2.83 - 4.96	4.67
2022	1,257,534	462,534	5.19 - 15.00	5.23
	6,865,349	4,767,026		3.40

A summary of the Company’s warrants
as of May 9, 2018 are as follows:

Number outstanding	Exercise price per share	Expiry Date
3,000,000	$4.50	March 23, 2020
15,000,000	3.50	October 27, 2020
4,966,400	4.00	November 3, 2020
22,966,400

The Company has 1,898,212 Restricted Share Rights (“RSRs”) outstanding as at May 9, 2018.

KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

	Three Months Ended	Three Months Ended
In $000s	March 31, 2018	March 31, 2017
Employee salaries and benefits	$309	$284
Share-based payments	571	642
Total key management compensation expense	$880	$926

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, receivables and other, trade and other payables and bank debt. The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. Investments are held for long-term strategic purposes. The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, trade and other payables and bank debt approximate their carrying values at March 31, 2018.

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents and trade receivables and other in the ordinary course of business and the Company’s convertible debentures. The Company’s trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company’s convertible debenture due from Equinox is subject to Equinox’s credit risk, the Company’s ability to realize on its security, and the risk that the value of Equinox’s equity decreases below the puttable price of the instrument.

Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2018 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $0.3 million and other comprehensive income by $2.1 million, respectively.

Other Risks

Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined fair market value as at March 31, 2018 of $49.3 million (December 31, 2017 – $78.9 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company's investments held as at March 31, 2018 a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $1.0 million and other comprehensive income by $3.0 million.

RISKS TO SANDSTORM

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s annual information form dated March 29, 2018, which is available on www.sedar.com  .

The Chapada Mine, the Cerro Moro Project, the Diavik Mine, the Aurizona Mine, the Santa Elena Mine, the Karma Project, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the San Andres Mine, the Prairie Creek Project, the Bracemac-McLeod Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli, Houndé Mine and other royalties and commodity streams in Sandstorm’s portfolios are hereafter referred to as the “Mines”.

Risks Relating To Mineral Projects

To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties or receive economic benefit from its interest in the Hod Maden Project, if no gold or applicable commodity is produced from the Mines.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The operations with respect to the Company’s gold and other precious metals interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, South Africa, Ghana, Botswana, Cote D’Ivoire, Argentina, Brazil, Chile, Peru, Paraguay, Honduras, French Guiana, Turkey, Sweden and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Turkey may adversely affect the Company’s 30% net profits interest in the project. There are no assurances that the Company will be able to successfully convert its 30% interest in the Hod Maden Project into a commodity stream or royalty. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Stream. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s prior years’ tax returns are currently under audit by the Canada Revenue Agency, and no assurances can be given that tax matters, if they so arise will be resolved favorably.  The majority of the Company’s Streams and royalties have been entered into directly by Canadian based subsidiaries and are therefore, subject to Canadian tax.  The profits attributable to the Company’s historical Barbados entity have all been attributed to Canada and the profits from these Streams continue to be subject to Canadian tax.

Commodity Prices for Metals Produced from the Mines

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver and/or copper (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper producing countries throughout the world.

In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.

Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Information Systems and Cyber Security

The Company’s information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties.

The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the precious metal purchase agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Key Management

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Solvency Risk of Counterparties

The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective streams or royalties.

.

OTHER

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 4 of the Company’s 2017 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgments and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•

providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.  Management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2018 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of March 31, 2018, the Company's internal control over financial reporting is effective and no material weaknesses were identified.

Changes in Internal Controls

There were no changes in internal controls of the Company during the three months ended March 31, 2018 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Future Changes in Accounting Policies

The IASB has issued the following new standard but it is not yet effective. Pronouncements that are not applicable to the Company have been excluded from this note.

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively. The new standard is not expected to have a material impact on the Company’s consolidated financial statements.

FORWARD LOOKING STATEMENTS

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Project, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton mine, the Prairie Creek Project, the San Andres Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2017 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing Gold Streams and royalties as well as its future outlook, the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Project, the Houndé Mine, the Diavik Mine, the Aurizona Mine, the Gualcamayo Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Karma Mine, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Mine, the Prairie Creek Project, the San Andres Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodity or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

SANDSTORM GOLD LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Q1 2018

Condensed Consolidated Interim Statements of Financial Position	(unaudited) Expressed in U.S. dollars ($000s)

ASSETS	Note	March 31, 2018	December 31, 2017
Current
Cash and cash equivalents		$3,804	$12,539
Short-term investments		-	18,252
Trade receivables and other		7,997	7,568
		$11,801	$38,359
Non-current
Mineral, royalty and other interests	4	$398,679	$365,477
Hod Maden interest		170,354	177,452
Investments	5	49,342	60,630
Deferred income tax assets	7	12,111	13,581
Exploration assets		2,435	2,599
Deferred financing costs and other long term assets		2,599	2,817
Total assets		$647,321	$660,915

LIABILITIES
Current
Trade and other payables		$4,977	$6,438

Non-current
Bank debt		2,000	-
Deferred income tax liabilities	7	749	2,807
		$2,749	$2,807
		$7,726	$9,245

EQUITY
Share capital		$699,483	$693,880
Reserves		21,368	23,659
Deficit		(24,763)	(25,135)
Accumulated other comprehensive loss		(56,493)	(40,734)
		$639,595	$651,670
Total liabilities and equity		$647,321	$660,915

Contractual obligations (Note 11)

ON BEHALF OF THE BOARD:

“Nolan Watson”, Director	“David De Witt”, Director

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

Condensed Consolidated Interim Statements of Income (Loss)	(unaudited) Expressed in U.S. dollars ($000s) Except for per share amounts

		Three Months Ended	Three Months Ended
	Note	March 31, 2018	March 31, 2017
Sales	12	$13,572	$12,861
Royalty revenue	12	5,898	5,963
		$19,470	$18,824

Cost of sales, excluding depletion		$4,048	$4,020
Depletion		8,243	8,266
Total cost of sales		$12,291	$12,286

Gross profit		$7,179	$6,538

Expenses and other (income)
Administration expenses [1]	8	$1,654	$1,450
Project evaluation [1]		1,024	1,054
Foreign exchange (gain)		(153)	(55)
Loss (gain) on revaluation of investments	5	573	(2,729)
Finance income		(14)	(283)
Finance expense		482	332
Mineral, royalty and other interests impairments	4 (b)	4,475	-
Loss (gain) on mineral interest disposal and other		37	(2,210)
(Loss) income before taxes		$(899)	$8,979

Current income tax expense	7	$166	$172
Deferred income tax (recovery) expense	7	(1,437)	1,843
		(1,271)	2,015
Net income for the period		$372	$6,964

Basic earnings per share		$0.00	$0.05
Diluted earnings per share		$0.00	$0.04

Weighted average number of common shares outstanding
Basic	6 (e)	183,597,426	151,943,010
Diluted	6 (e)	193,354,796	158,659,005
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses and project evaluation		$922	$948

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	(unaudited) Expressed in U.S. dollars ($000s)

		Three Months Ended	Three Months Ended
	Note	March 31, 2018	March 31, 2017
Net income for the period		$372	$6,964

Other comprehensive (loss) income for the period
Items that may subsequently be re-classified to net income:
Currency translation differences		$(8,126)	$139
Items that will not subsequently be re-classified to net income:
(Loss) gain on FVTOCI investments	5	(6,784)	7,209
Tax (expense) recovery on FVTOCI investments		(849)	293
Total other comprehensive (loss) income for the period		$(15,759)	$7,641
Total comprehensive (loss) income for the period		$(15,387)	$14,605

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

Condensed Consolidated Interim Statements of Cash Flows	(unaudited) Expressed in U.S. dollars ($000s)

		Three Months Ended	Three Months Ended
Cash flow from (used in):	Note	March 31, 2018	March 31, 2017
Operating activities
· Net income for the period		$372	$6,964
Items not affecting cash:
· Depletion and depreciation and financing amortization		8,501	8,453
· Mineral, royalty and other interests impairments	4	4,475	-
· Deferred income tax (recovery) expense	7	(1,437)	1,843
· Share-based payments		922	948
· Loss (gain) on revaluation of investments	5	573	(2,729)
· Interest on loan receivable		-	(409)
· Loss (gain) on mineral interest disposal and other		40	(1,912)
· Changes in non-cash working capital	9	(2,227)	(1,220)
		$11,219	$11,938
Investing activities
· Acquisition of mineral, royalty and other interests	4 (b)	$(45,602)	$(1,953)
· Proceeds from disposal of investments and other		23,293	-
· Proceeds from disposal of mineral, royalty and other interests		-	3,600
· Acquisition of investments and other assets		(866)	(3,169)
· Investment in Hod Maden interest		(616)	-
		$(23,791)	$(1,522)
Financing activities
· Bank debt drawn		$16,000	$-
· Bank debt repaid		(14,000)	-
· Proceeds on exercise of warrants, options and other		1,888	49
		$3,888	$49

Effect of exchange rate changes on cash and cash equivalents		$(51)	$139
Net (decrease) increase in cash and cash equivalents		(8,735)	10,604
Cash and cash equivalents – beginning of the period		12,539	21,434
Cash and cash equivalents – end of the period		$3,804	$32,038

Supplemental cash flow information (Note 9)

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

Condensed Consolidated Interim Statements of Changes in Equity	(unaudited) Expressed in U.S. dollars ($000s)

		Share Capital		Reserves
	Note	Number	Amount	Share Options and Restricted Share Rights	Share Purchase Warrants	Deficit	Accumulated Other Comprehensive Loss	Total
At January 1, 2017		151,931,282	$573,085	$10,898	$13,017	$(35,672)	$(34,023)	$527,305
Options exercised	6 (b)	23,333	69	(18)	-	-	-	51
Vesting of restricted share rights		39,654	128	(128)	-	-	-	-
Financing costs and other		-	20	-	-	-	-	20
Share based payments		-	-	948	-	-	-	948
Total comprehensive income (loss)		-	-	-	-	6,964	7,641	14,605
At March 31, 2017		151,994,269	$573,302	$11,700	$13,017	$(28,708)	$(26,382)	$542,929
Options exercised	6 (b)	773,795	3,058	(1,096)	-	-	-	1,962
Warrants exercised	6 (c)	1,059,242	3,911	-	(2,803)	-	-	1,108
Vesting of restricted share rights		279,740	907	(907)	-	-	-	-
Expiration of unexercised warrants		-	7,874	-	(7,874)	-	-	-
Acquisition and cancellation of common shares (normal course issuer bid)		(4,106,772)	(17,729)	-	-	-	-	(17,729)
Shares issued for acquisition of Mariana Resources Ltd.		32,685,228	122,569	-	-	-	-	122,569
Issuance of Mariana Resources Ltd. replacement equity awards		-	-	3,207	5,578	-	-	8,785
Financing costs and other		-	(12)	-	-	-	-	(12)
Share based payments		-	-	2,837	-	-	-	2,837
Total comprehensive income (loss)		-	-		-	3,573	(14,352)	(10,779)
At December 31, 2017		182,685,502	$693,880	$15,741	$7,918	$(25,135)	$(40,734)	$651,670
Options exercised	6 (b)	733,501	2,623	(631)	-	-	-	1,992
Warrants exercised	6 (c)	396,550	1,521	-	(1,123)	-	-	398
Vesting of restricted share rights		243,077	1,459	(1,459)	-	-	-	-
Share based payments		-	-	922	-	-	-	922
Total comprehensive income (loss)		-	-	-	-	372	(15,759)	(15,387)
At March 31, 2018		184,058,630	$699,483	$14,573	$6,795	$(24,763)	$(56,493)	$639,595

- The accompanying notes are an integral part of these condensed consolidated interim financial statements –

Notes to the Unaudited Condensed Consolidated
Interim Financial Statements

March  31, 2018

Expressed in U.S. dollars

1.	NATURE OF OPERATIONS

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively "Sandstorm", "Sandstorm Gold" or the "Company") is a resource-based company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine’s production for the life of the mine (in the case of a stream) or a portion of the revenue generated from the mine (in the case of a royalty).

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company on May 9, 2018.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to preparation of interim financial statements including International Accounting Standard 34-Interim Financial Reporting ("IAS 34"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017 with the exception of new accounting policies described in note 2 (c). The Company’s interim results are not necessarily indicative of its results for a full year.

B.	Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.

The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

C.	New Accounting Policies

Adoption of IFRS 15: Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It has replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The Company has adopted IFRS 15 using the modified retrospective approach with the effect of initially applying this standard recognized at the date of initial application – January 1, 2018. Accordingly, the information presented for 2017 has not been restated and is presented, as previously reported, under IAS 18 and related interpretations. Because the adoption of IFRS 15 did not result in a change to the timing and measurement of the Company’s revenue, there was no impact on retained earnings at January 1, 2018.

The following is the significant accounting policy that has been amended as a result of adoption of IFRS 15.

Revenue Recognition

Revenue is comprised of revenue earned in the period from royalty and mineral stream interests. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For stream agreements, revenue recognition occurs when the relevant commodity received from the stream operator is transferred by the Company to its third-party customers.

For royalty interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Under the terms of certain royalty agreements, revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Provisionally-priced revenues are initially recognized based on forward prices. Adjustments to revenue from metal prices are recorded at each reporting period and other adjustments are recorded on final settlement and are offset against revenue when incurred.

3.	FINANCIAL INSTRUMENTS

A.	Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 |  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 |  Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2.

Level 3 |  Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March  31, 2018 and December 31, 2017. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at March  31, 2018:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Long-term investments
Common shares held	$30,007	$30,007	$-	$-
Warrants	2,158	-	2,158	-
Convertible debt	17,177	-	17,177	-
	$49,342	$30,007	$19,335	$-

As at December 31, 2017:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Short-term investments
Common shares held	$3,252	$3,252	$-	$-
Convertible debt	15,000	-	15,000	-
Long-term investments
Common shares held	$40,722	$40,722	$-	$-
Warrants	3,313	-	3,313	-
Convertible debt	16,595	-	16,595	-
	$78,882	$43,974	$34,908	$-

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, trade and other payables and bank debt approximate their carrying values at March 31, 2018 due to their short-term nature.

B.	Credit Risk

The Company’s credit risk is limited to cash and cash equivalents and trade receivables and other in the ordinary course of business and the Company’s convertible debentures. The Company’s trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company’s convertible debenture due from Equinox Gold Corp. ("Equinox") is subject to Equinox’s credit risk and the Company’s ability to realize on its security.

C.	Currency Risk

Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2018 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $0.3 million and other comprehensive income by $2.1 million, respectively.

D.	Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company’s Revolving Facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at March 31, 2018, the Company had cash and cash equivalents of $3.8 million (December 31, 2017 – $12.5 million). Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined fair market value as at March 31, 2018, of $49.3 million (December 31, 2017 – $78.9 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

E.	Other Price Risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of long term investments are impacted by various underlying factors including commodity prices. Based on the Company's investments held as at March 31, 2018 a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $1.0 million and other comprehensive income by $3.0 million.

4.	MINERAL, ROYALTY AND OTHER INTERESTS

A.	Carrying Amount

As of and for the three months ended March  31, 2018:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (disposals)	Ending	Opening	Depletion[1]	Depletion in Ending Inventory	Impairment	Ending	Carrying Amount
Aurizona, Brazil	$11,033	$-	$11,033	$310	$-	$-	$-	$310	$10,723
Bachelor Lake, Canada	24,009	-	24,009	23,183	101	43	-	23,327	682
Black Fox, Canada	37,791	-	37,791	26,831	249	119	-	27,199	10,592
Bracemac-McLeod, Canada	21,495	-	21,495	15,194	395	-	-	15,589	5,906
Chapada, Brazil	69,528	-	69,528	6,502	986	-	-	7,488	62,040
Diavik, Canada	53,111	-	53,111	17,872	1,288	-	-	19,160	33,951
Hod Maden, Turkey	5,818	-	5,818	-	-	-	-	-	5,818
Houndé, Burkina Faso	-	45,020	45,020	-	1,216	-	-	1,216	43,804
Hugo North Extension and Heruga, Mongolia	35,351	-	35,351	-	-	-	-	-	35,351
Karma, Burkina Faso	26,289	-	26,289	6,203	261	671	-	7,135	19,154
Ming, Canada	20,070	-	20,070	9,046	-	-	-	9,046	11,024
Santa Elena, Mexico	23,342	-	23,342	20,466	45	134	-	20,645	2,697
Yamana silver stream, Argentina	74,236	-	74,236	3,680	865	-	-	4,545	69,691
Other Royalties [2]	203,198	581	203,779	115,298	1,481	-	4,475	121,254	82,525
Other [3]	9,461	-	9,461	4,670	12	58	-	4,740	4,721
Total [4]	$614,732	$45,601	$660,333	$249,255	$6,899	$1,025	$4,475	$261,654	$398,679

1)

Depletion during the period in the Consolidated Statements of Income of $8.2 million is comprised of depletion expense for the period of $6.9  million, and $1.3 million from depletion in ending inventory as at December 31, 2017.

2)

Includes Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Thunder Creek, the Early Gold Deposit, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, Forrestania and other.

3)	Includes Koricancha Stream and other.
4)

Mineral, Royalty and Other Interests includes assets accounted for under IFRS 6 (Exploration and Evaluation) of $57.7 million and assets accounted for under IAS 16 (Property, Plant and Equipment) of $341.0 million.

As of and for the year ended December 31, 2017:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (disposals)	Ending	Opening	Depletion[1]	Depletion in Ending Inventory	Impairment	Ending	Carrying Amount
Aurizona, Brazil	$11,033	$-	$11,033	$310	$-	$-	$-	$310	$10,723
Bachelor Lake, Canada	23,972	37	24,009	19,339	3,823	21	-	23,183	826
Black Fox, Canada	37,761	30	37,791	24,395	2,253	183	-	26,831	10,960
Bracemac-McLeod, Canada	21,495	-	21,495	13,378	1,816	-	-	15,194	6,301
Chapada, Brazil	69,528	-	69,528	2,737	3,765	-	-	6,502	63,026
Diavik, Canada	53,111	-	53,111	11,792	6,080	-	-	17,872	35,239
Hod Maden, Turkey	5,818	-	5,818	-	-	-	-	-	5,818
Hugo North Extension and Heruga, Mongolia	35,351	-	35,351	-	-	-	-	-	35,351
Karma, Burkina Faso	26,289	-	26,289	2,619	2,913	671	-	6,203	20,086
Ming, Canada	20,068	2	20,070	8,585	185	276	-	9,046	11,024
Santa Elena, Mexico	23,342	-	23,342	19,308	992	166	-	20,466	2,876
Yamana silver stream, Argentina	74,234	2	74,236	1,427	2,253	-	-	3,680	70,556
Other Royalties [2]	200,602	2,596	203,198	102,114	4,080	-	9,104	115,298	87,900
Other [3]	10,725	(1,264)	9,461	4,540	103	27	-	4,670	4,791
Total [4]	$613,329	$1,403	$614,732	$210,544	$28,263	$1,344	$9,104	$249,255	$365,477

1)

Depletion during the year in the Consolidated Statements of Income of $29.6 million is comprised of depletion expense for the year of $28.3 million, and $1.3 million from depletion in ending inventory as at December 31, 2016.

2)

Includes Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Thunder Creek, the Early Gold Deposit, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, Forrestania and other.

3)	Includes Koricancha Stream and other.
4)

Mineral, Royalty and Other Interests includes assets accounted for under IFRS 6 (Exploration and Evaluation) of $52.3 million and assets accounted for under IAS 16 (Property, Plant and Equipment) of $313.2 million.

B.	Other

ACQUISITION |  Houndé

On January 17, 2018, the Company acquired a 2% NSR on the producing Houndé gold mine in Burkina  Faso, owned and operated by Endeavour Mining Corporation. The royalty was acquired from Acacia  Mining PLC for $45 million in cash and covers the Kari North and Kari South tenements.

IMPAIRMENT |  Gualcamayo

 As a result of an update to the production profile of the Gualcamayo mine and the ounces expected from the royalty, the company re-evaluated the carrying value of its royalty investment. As a result of this review, the Company recorded an impairment charge of $4.5 million ($3.2 million, net of tax). The recoverable amount of $2.5 million was determined using a discounted cash flow model in estimating the fair value less costs of disposal. Key assumptions used in the cash flow forecast were: a 3 year mine life, a long term gold price of $1,300 and a 4% discount rate.

5.	INVESTMENTS

As of and for the three months ended March  31, 2018:

	Fair Value	Net Additions	Fair Value	Fair Value
In $000s	January 1, 2018	(Disposals)	Adjustment	March 31, 2018
Short-term investments
Common shares[1]	$3,252	$(3,252)	$-	$-
Convertible debt instruments[2]	15,000	(15,000)	-	-
Total short-term investments	$18,252	$(18,252)	$-	$-
Non-current investments
Common shares[1]	$40,722	$(3,931)	$(6,784)	$30,007
Warrants[2]	3,313	-	(1,155)	2,158
Convertible debt instruments[2]	16,595	-	582	17,177
Total non-current investments	$60,630	$(3,931)	$(7,357)	$49,342

Total Investments	$78,882	$(22,183)	$(7,357)	$49,342

1) 2)	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period. Fair value adjustment recorded within Net Income (loss) for the period.

On January 3, 2018, the Company completed its previously announced agreement to sell $18.3 million in debt and equity securities of Equinox Gold Corp. to Mr. Ross Beaty.

As of and for the three months ended March 31, 2017:

	Fair Value	Net Additions	Fair Value	Fair Value
In $000s	January 1, 2017	(Disposals)	Adjustment	March 31, 2017
Short-term investments
Convertible debt instruments[2]	$3,294	$-	$61	$3,355
Total short-term investments	$3,294	$-	$61	$3,355
Non-current investments
Common shares[1]	$28,850	$26,255	$7,209	$62,314
Warrants[2]	3,404	2,430	345	6,179
Convertible debt instruments[2]	25,745	-	2,323	28,068
Total non-current investments	$57,999	$28,685	$9,877	$96,561

Total Investments	$61,293	$28,685	$9,938	$99,916

1) 2)	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period. Fair value adjustment recorded within Net Income (loss) for the period.

6.	SHARE CAPITAL AND RESERVES

A.	Shares Issued

The Company is authorized to issue an unlimited number of common shares without par value.

Under the Company’s normal course issuer bid (“NCIB”), the Company is able until April 4, 2019, to purchase up to 9,191,777 common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

B.	Stock Options of the Company

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 8.5% of the Company’s issued common shares as at the date of the grant.

A summary of the Company’s options and the changes for the period are as follows:

	Number of Options	Weighted average exercise price (CAD$)[1]
Options outstanding at December 31, 2016	6,235,180	4.71
Mariana Resources Ltd. replacement options [1]	2,078,248	3.41
Granted	795,000	5.50
Exercised	(797,128)	(3.23)
Expired unexercised	(584,983)	(15.29)
Options outstanding at December 31, 2017	7,726,317	3.79
Exercised	(733,501)	(3.46)
Expired unexercised	(65,061)	(7.07)
Forfeited	(15,333)	(4.96)
Options outstanding at March 31, 2018	6,912,422	3.85

1)	For options exercisable in GBP, exercise price is translated to CAD using the period end exchange rate.

The weighted-average share price, at the time of exercise, for those shares that were exercised during the three months ended March  31, 2018 was C$6.27 per share (C$5.69 – year ended December 31, 2017). The weighted average remaining contractual life of the options as at March  31, 2018 was 2.68 years (2.82 years – as at December 31, 2017).

A summary of the Company’s share purchase options as of March  31, 2018 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD$)[1]	Weighted average exercise price per share (CAD$)[1,2]
2018	12,375	12,375	8.89	8.89
2019	2,968,106	2,968,106	1.55 - 6.03	2.80
2020	1,284,000	856,005	3.60 - 3.64	3.61
2021	1,390,407	515,079	2.83 - 4.96	4.67
2022	1,257,534	462,534	5.19 - 15.00	5.23
	6,912,422	4,814,099		3.39

1)	For options exercisable in GBP, exercise price is translated to CAD using the period end exchange rate.
2)	Weighted average exercise price of options that are exercisable.

C.	Share Purchase Warrants

A summary of the Company’s warrants and the changes for the period are as follows:

	Number of Warrants	Shares to be Issued Upon Exercise of the Warrants
Warrants outstanding at December 31, 2016	28,046,400	28,046,400
Mariana Resources Ltd. replacement warrants	2,025,314	2,025,314
Exercised	(1,059,242)	(1,059,242)
Expired unexercised	(5,002,500)	(5,002,500)
Warrants outstanding at December 31, 2017	24,009,972	24,009,972
Exercised	(396,550)	(396,550)
Warrants outstanding at March 31, 2018	23,613,422	23,613,422

A summary of the Company’s warrants as of March  31, 2018 are as follows:

Number Outstanding	Exercise price per share [1]	Expiry Date
647,022	$1.01	May 6, 2018
3,000,000	4.50	March 23, 2020
15,000,000	3.50	October 27, 2020
4,966,400	4.00	November 3, 2020
23,613,422

1)	For options exercisable in GBP, exercise price is translated to USD using the period end exchange rate.

D.	Restricted Share Rights

The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights (“RSRs”) to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 3,800,000 restricted share rights.

As at March 31, 2018, the Company had 1,951,547 RSRs outstanding.

E.	Diluted Earnings Per Share

Diluted earnings per share is calculated based on the following:

	Three Months Ended	Three Months Ended
In $000s (excluding share amounts)	March 31, 2018	March 31, 2017
Net income for the period	$372	$6,964

Basic weighted average number of shares	183,597,426	151,943,010
Basic earnings per share	$0.00	$0.05

Effect of dilutive securities
Stock options	2,485,767	1,843,977
Warrants	5,874,523	3,527,324
Restricted share rights	1,397,080	1,344,694
Diluted weighted average number of common shares	193,354,796	158,659,005
Diluted earnings per share	$0.00	$0.04

The following table lists the number of stock options, warrants and RSRs excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$6.17 during the three months ended March 31, 2018 (March 31, 2017 - C$5.82), or because a performance obligation had not been met as at March 31, 2018.

	Three Months Ended	Three Months Ended
	March 31, 2018	March 31, 2017
Stock Options	817,922	1,975,108
Warrants	3,000,000	8,002,500

7.	INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

	Three Months ended	Three Months ended
In $000s	March 31, 2018	March 31, 2017
(Loss) income before income taxes	$(899)	$8,979
Canadian federal and provincial income tax rates	27%	26%
Income tax (recovery) expense based on the above rates	$(243)	$2,335
Increase (decrease) due to:
Non-deductible expenses and permanent differences	$251	$247
Non-taxable portion of capital gain or loss	77	(577)
Change in future substantively enacted tax rate	(401)	-
Change in valuation allowance	(907)	(101)
Other	(48)	111
Income tax (recovery) expense	$(1,271)	$2,015

8.	ADMINISTRATION EXPENSES

The administration expenses for the Company are as follows:

	Three Months Ended	Three Months Ended
In $000s	March 31, 2018	March 31, 2017
Corporate administration	$517	$443
Employee benefits and salaries	426	374
Professional fees	174	90
Administration expenses before share based compensation	$1,117	$907

Equity settled share based compensation (a non-cash expense)	537	543
Total administration expenses	$1,654	$1,450

9.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended	Three Months Ended
In $000s	March 31, 2018	March 31, 2017
Change in non-cash working capital:
Trade receivables and other	$(1,523)	$(1,129)
Trade and other payables	(704)	(91)
Net (decrease) increase in cash	$(2,227)	$(1,220)

10.	KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

	Three Months Ended	Three Months Ended
In $000s	March 31, 2018	March 31, 2017
Employee salaries and benefits	$309	$284
Share-based payments	571	642
Total key management compensation expense	$880	$926

11.	CONTRACTUAL OBLIGATIONS

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [4,5,6,7,8,9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1,2,3]
Bachelor Lake	20%	$500
Black Fox	8%	$540
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$450
Yamana silver stream	Varies	30% of silver spot price

1)	Subject to an annual inflationary adjustment except for Ming.
2)	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.
3)

For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4)	For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.
5)	For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
6)

For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

7)

For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine. If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana silver stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada’s payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

8)

Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana silver stream, through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

9)	For the Bachelor Lake Gold Stream, the Company has committed to purchase 20% of gold produced until 9,000 ounces have been purchased.

12.	SEGMENTED INFORMATION

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended March  31, 2018

In $000s	Product	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Impairment of mineral, royalty and other interests	Loss (gain) on mineral interest disposal and other	(Loss) income before taxes	Cash flow from operating activities
Bachelor Lake, Canada	Gold	$1,962	$76	$737	$122	$-	$-	$1,179	$1,085
Black Fox, Canada	Gold	1,525	-	612	432	-	-	481	923
Bracemac-McLeod, Canada [1]	Various	-	1,214	-	395	-	-	819	1,140
Chapada, Brazil	Copper	3,005	-	901	986	-	-	1,118	2,104
Diavik, Canada	Diamonds	-	1,725	-	1,288	-	-	437	1,725
Houndé, Burkina Faso	Gold	-	1,729	-	1,216	-	-	513	583
Karma, Burkina Faso	Gold	1,961	-	388	932	-	-	641	1,570
Ming, Canada	Gold	694	-	-	276	-	-	418	694
Santa Elena, Mexico	Gold	2,828	-	962	211	-	-	1,655	1,417
Yamana silver stream, Argentina	Silver	1,463	-	439	865	-	-	159	1,024
Other Royalties [2]	Various	-	1,154	-	1,481	4,475	-	(4,802)	1,243
Other	Gold	134	-	9	39	-	-	86	115
Total Segments		$13,572	$5,898	$4,048	$8,243	$4,475	$-	$2,704	$13,623

Corporate:
Administration & Project evaluation expenses		-	-	-	-	-	-	(2,678)	(1,751)
Foreign exchange gain		-	-	-	-	-	-	153	-
(Loss) gain on revaluation of investments		-	-	-	-	-	-	(573)	-
Finance expense, net		-	-	-	-	-	-	(468)	(326)
Other		-	-	-	-	-	37	(37)	(327)
Total Corporate		$-	$-	$-	$-	$-	$37	$(3,603)	$(2,404)

Consolidated		$13,572	$5,898	$4,048	$8,243	$4,475	37	$(899)	$11,219

1)	Royalty revenue from Bracemac-McLeod consists of $0.3 million from Copper and $0.9 million from Zinc.
2)

Where a mineral interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the Royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Forrestania and Sheerness. Includes royalty revenue from royalty interests located in Canada of $0.2 million, Argentina of $0.4 million, Honduras of $0.2 million and other of $0.4 million. Includes royalty revenue from Gold of $1.0 million and Other Base Metals of $0.2 million.

For the three months ended March  31,  2017

In $000s	Product	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Impairment of mineral, royalty and other interests	Loss (gain) on mineral interest disposal and other	(Loss) income before taxes	Cash flow from operating activities
Bachelor Lake, Canada	Gold	$2,127	$109	$880	$1,379	$-	$-	$(23)	$1,202
Black Fox, Canada	Gold	1,883	-	818	717	-	-	348	1,247
Bracemac-McLeod, Canada [1]	Various	-	1,058	-	396	-	-	662	958
Chapada, Brazil	Copper	2,721	-	807	978	-	-	936	1,914
Diavik, Canada	Diamonds	-	2,166	-	1,390	-	-	776	1,697
Karma, Burkina Faso	Gold	2,011	-	400	1,047	-	-	564	1,709
Ming, Canada	Gold	361	-	-	171	-	-	190	361
Santa Elena, Mexico	Gold	2,950	-	876	318	-	-	1,756	1,799
Yamana silver stream, Argentina	Silver	808	-	239	433	-	-	136	569
Other Royalties [2]	Various	-	2,630	-	1,437	-	(459)	1,652	2,386
Other	Gold	-	-	-	-	-	-	-	-
Total Segments		$12,861	$5,963	$4,020	$8,266	$-	$(459)	$6,997	$13,842

Corporate:
Administration & Project evaluation expenses		-	-	-	-	-	-	(2,504)	(1,515)
Foreign exchange loss		-	-	-	-	-	-	55	-
(Loss) gain on revaluation of investments		-	-	-	-	-	-	2,729	-
Finance expense, net		-	-	-	-	-	-	(49)	(186)
Other		-	-	-	-	-	(1,751)	1,751	(203)
Total Corporate		$-	$-	$-	$-	$-	$(1,751)	$1,982	$(1,904)

Consolidated		$12,861	$5,963	$4,020	$8,266	$-	(2,210)	$8,979	$11,938

2
1)	Royalty revenue from Bracemac-McLeod consists of $0.5 million from Copper and $0.6 million from Zinc.
2)

Where a mineral interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the Royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Copper Mountain, Forrestania and Sheerness. Includes royalty revenue from royalty interests located in Canada of $0.5 million, in the United States of $0.8 million, Argentina of $0.5 million, Honduras of $0.6 million and other of $0.2 million. Includes royalty revenue from Gold of $2.3 million and Other Base Metals of $0.3 million.

Total assets as of:

In $000s	March 31, 2018	December 31, 2017
Aurizona	$10,723	$10,723
Bachelor Lake	1,221	1,124
Black Fox	10,907	11,350
Bracemac-McLeod	6,506	6,827
Chapada	62,040	63,026
Diavik	35,451	36,739
Hod Maden [1]	176,172	183,271
Houndé	44,950	-
Hugo North Extension and Heruga	35,351	35,351
Karma	20,107	21,034
Ming	11,024	11,300
Santa Elena	3,744	3,693
Yamana silver stream	69,691	70,556
Other Royalties [2]	83,719	89,304
Other [3]	7,229	7,423
Total Segments	$578,835	$551,721

Corporate:
Cash	3,804	12,539
Investments	49,342	78,882
Deferred Tax Assets	12,111	13,581
Deferred Financing Costs and Other	3,229	4,192
Total Corporate	$68,486	$109,194

Consolidated	$647,321	$660,915

1)

Includes royalty interest of $5.8 million and investment in associate of $170.4 million at March 31, 2018.  Includes royalty interest of $5.8 million and investment in associate of $177.5 million at December 31, 2017.

2)

Where a mineral interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the Royalty interest has been summarized under Other Royalties. Includes Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and other.

3)	Includes Koricancha Stream and other.